Exhibit 12
Computation of Ratio of Earnings to Fixed Charges
(In millions except ratio of earnings to fixed charges)

Earnings:
Income from continuing operations before income taxes and minority interest	$70.5
Portion of rents representative of interest expense	3.9
Interest on indebtedness, including amortization of deferred loan costs	19.7
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(0.4)

Earnings, as adjusted	$93.7

Fixed Charges:
Portion of rents representative of interest expense	$3.9
Interest on indebtedness, including amortization of deferred loan costs	19.7
Capitalized interest	0.2

Total fixed charges	$23.8

Ratio of earnings to fixed charges	3.9	x